Filed pursuant to Rule 424(b)(3)
Registration No. 333-233419

PROSPECTUS

XPRESSPA GROUP, INC.

17,302,951 Shares of Common Stock

This prospectus relates to the resale of up to an aggregate of 17,302,951 shares of our common stock. This total includes the following:

(i)	125% of the 449,800 shares (or 562,250 shares) of our common stock issuable upon the conversion of Series F Preferred Stock at a conversion price equal to $2.00 per share;

(ii)	125% of the 1,445,816 shares (or 1,807,270 shares) of our common stock underlying shares of Series E Preferred Stock issuable upon conversion of an aggregate principal amount of $2,500,000 of the Calm Notes, plus interest payable thereon, at a conversion price equal to $2.00 per share;

(iii)	125% of the 1,500,000 shares (or 1,875,000 shares) of our common stock issuable upon conversion of our previously issued Series E Preferred Stock at a conversion price equal to $2.00 per share;

(iv)	125% of the 937,500 shares (or 1,171,875 shares) of our common stock issuable upon the exercise of the Calm Warrants at an exercise price equal to $2.00 per share;

(v)	125% of the 4,156,275 shares (or 5,195,344 shares) of our common stock issuable (a) upon conversion of an aggregate principal amount of $7,000,000 of the B3D Note at a conversion price equal to $2.00 per share, (b) as accrued and unpaid interest payable thereon and issuable at our option in lieu of a cash payment of interest at a price per share equal to 90% of the volume weighted average price of our common stock on the trading date immediately preceding the date of delivery of our exercise notice, and (c) as certain make-whole payments to the extent that the accrued and unpaid interest amount described above is less than 90% of the average volume weighted average price of our common stock for the 30 trading days prior to the interest deferment date (or if not a trading day the next succeeding trading day);

(vi)	100% of the 6,485,430 shares of our common stock issued to Mistral Spa Holdings, LLC upon conversion of our Series D Preferred Stock at a conversion price equal to $2.00 per share;

(vii)	125% of the 79,406 shares (or 99,258 shares) of our common stock issuable upon the exercise of the December 2016 Warrants at an exercise price equal to $2.00 per share; and

(viii)	100% of the 106,524 shares of our common stock issued in connection with the Merger Agreement and the Subscription Agreement (items (i) through (viii) collectively, the “Securities”).

The Securities were issued by XpresSpa Group, Inc. (the “Company”) and were issued (a) with respect to item (i) above, to accredited investors pursuant to or in connection with that certain Amendment to Securities Purchase Agreement and Class A Warrants and Class B Warrants, dated as of July 8, 2019 (the “May 2018 SPA Amendment”); (b) with respect to items (ii) and (iv) above, to an accredited investor pursuant to or in connection with that certain Securities Purchase Agreement, dated as of July 8, 2019, by and between the Company and Calm.com, Inc. (the “2019 Calm Purchase Agreement”); (c) with respect to item (iii) above, to an accredited investor pursuant to or in connection with that certain Securities Purchase Agreement, dated as of November 12, 2018, by and between the Company and Calm.com, Inc. (the “2018 Calm Purchase Agreement”) and in connection with that certain amendment to the Certificate of Designation, Preference, Rights and Limitations of the Series E Convertible Preferred Stock, dated as of July 8, 2019 (the “Series E COD Amendment”); (d) with respect to item (v) above, to an accredited investor pursuant to or in connection with a Fourth Amendment to Credit Agreement by and between the Company and B3D, LLC ("B3D"), dated as of July 8, 2019 (the “Credit Agreement Amendment”); (e) with respect to item (vi) above, to an accredited investor pursuant to or in connection with an Amendment to our Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, dated as of July 8, 2019 (the “Series D COD Amendment”); (f) with respect to item (vii) above, to an accredited investor pursuant to or in connection with an amendment to the December 2016 Warrants (the “December 2016 Warrant Amendment”); and (g) with respect to item (viii) above, to an accredited investor in connection with the Merger Agreement and the Subscription Agreement.

These shares of common stock will be resold from time to time by the entities and persons listed in the section titled “Selling Securityholders” on page 22, which we refer to as the selling securityholders. The shares of common stock offered under this prospectus by the selling securityholders are currently held by such selling securityholders or will be issued upon conversion of each of the Calm Notes and B3D Notes, respectively (collectively, the “Notes”), upon conversion of each of the Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, respectively (the “Preferred Stock”) and upon exercise of each of the Calm Warrants and December 2016 Warrants, respectively (collectively, the “Warrants”).

We are not selling any securities under this prospectus and we will not receive any of the proceeds from the sale of shares of our common stock by the selling securityholders. The selling securityholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby, including legal and accounting fees. Moreover, we will receive the exercise price upon any exercise of the Warrants, to the extent exercised on a cash basis. If the Warrants are exercised in full, we would receive gross proceeds of approximately $2.0 million. We currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Warrants are not obligated to exercise the Warrants, and we cannot predict whether or when, if ever, the holders of the Warrants will choose to exercise their respective Warrants, in whole or in part.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 26.

Our common stock is quoted on The Nasdaq Capital Market (“Nasdaq”) under the symbol “XSPA.” On December 2, 2019, the last reported sale price of our common stock was $0.69 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS DECEMBER 12, 2019.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean XpresSpa Group, Inc., together with its subsidiaries.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission, or SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 3.

Overview

On January 5, 2018, we changed our name to XpresSpa Group, Inc. (“XpresSpa Group” or the “Company”) from FORM Holdings Corp. Our common stock, par value $0.01 per share, which had previously been listed under the trading symbol “FH” on the Nasdaq Capital Market, has been listed under the trading symbol “XSPA” since January 8, 2018. Rebranding to XpresSpa Group aligned our corporate strategy to build a pure-play health and wellness services company, which we commenced following our acquisition of XpresSpa Holdings, LLC (“XpresSpa”) on December 23, 2016.

As a result of the transition to a pure-play health and wellness services company, we currently have one operating segment that is also our sole reporting unit, XpresSpa, a leading airport retailer of spa services. XpresSpa is a well-recognized airport spa brand with 51 locations, consisting of 46 domestic and 5 international locations as of September 30, 2019. XpresSpa offers travelers premium spa services, including massage, nail and skin care, as well as spa and travel products. During 2018 and 2017, XpresSpa generated $49,294,000 and $48,373,000 of revenue, respectively. In 2018, approximately 83% of XpresSpa’s total revenue was generated by services, primarily massage and nailcare, and 17% was generated by retail products, primarily travel accessories.

In October 2017, we completed the sale of FLI Charge, Inc. (“FLI Charge”) and in March 2018, we completed the sale of Group Mobile Int’l LLC (“Group Mobile”). These two entities previously comprised our technology operating segment. The results of operations for FLI Charge and Group Mobile are presented in the consolidated statements of operations and comprehensive loss as consolidated net loss from discontinued operations. The carrying amounts of assets and liabilities belonging to Group Mobile as of December 31, 2018, and FLI Charge and Group Mobile as of December 31, 2017, are presented in the consolidated balance sheets as assets held for disposal and liabilities held for disposal, respectively.

Recent Developments

On July 8, 2019, we entered into the May 2018 SPA Amendment, to provide for, among other things, (i) with respect to our previously issued Class A Warrants, a reduction in the exercise price to $2.00 per share, the removal of the conversion price floor and the inclusion of a provision allowing for voluntary reduction of the exercise price by our Board of Directors at any time in its discretion and (ii) the establishment of a new class of preferred stock, the Series F Preferred Stock, which Series F Preferred Stock, upon receipt of the approval of our stockholders received on October 2, 2019 (the “Shareholder Approval”), contains anti-dilution price protection, and the issuance of 9,000 shares of such Series F Preferred Stock to the parties to the May 2018 SPA Amendment, which are convertible into common stock at a conversion price of $2.00 per share upon receipt of Shareholder Approval.

On July 8, 2019, we also entered into the 2019 Calm Purchase Agreement, pursuant to which we agreed to sell (i) the Calm Notes, which are convertible into shares of Series E Preferred Stock and (ii) the Calm Warrants. Each of the Calm Notes and the Calm Warrants contains, upon receipt of Shareholder Approval, anti-dilution price protection and provides for the inclusion of a provision allowing for the voluntary reduction of the conversion or exercise price, as applicable, by our Board of Directors at any time in its discretion. In connection with the 2019 Calm Purchase Agreement, we filed the Series E COD Amendment with the State of Delaware to reduce the conversion price to $2.00 per share, upon receipt of Shareholder Approval.

On July 8, 2019, we also entered into the Credit Agreement Amendment with B3D in order to, among other provisions, (i) extend the maturity date to May 31, 2021, (ii) reduce the applicable interest rate to 9.0% and (iii) amend and restate the B3D Note in order to increase the principal amount owed to B3D to $7.0 million, which principal and any interest accrued thereon are, upon receipt of Shareholder Approval, convertible at B3D’s option into common stock at an initial conversion price of $2.00 per share. Upon receipt of Shareholder Approval, the B3D Note contains anti-dilution price protection and includes a provision allowing for voluntary reduction of the conversion price by our Board of Directors at any time in its discretion.

On July 8, 2019, we also (i) filed the Series D COD Amendment to reduce the conversion price of the Series D Preferred Stock to $2.00 per share, upon receipt of Shareholder Approval and (ii) entered into the December 2016 Warrant Amendment to provide for (a) a reduction in the exercise price to $2.00, (b) certain anti-dilution price protection and (c) the inclusion of a provision allowing for voluntary reduction of the exercise price by our Board of Directors at any time in its discretion, in each case upon receipt of Shareholder Approval.

On October 2, 2019, upon receipt of Shareholder Approval, all issued and outstanding shares of our Series D Preferred Stock were converted into shares of common stock pursuant to Section 6.3.4 of the Series D COD Amendment, except to the extent that any holder of Series D Preferred Stock would otherwise beneficially own in excess any beneficial ownership limitation applicable to such holder after giving effect to the conversion, in which case such holder’s Series D Preferred Stock converted automatically into warrants to purchase the number of shares of common stock equal to the number of shares of common stock into which the holder’s Series D Preferred Stock would otherwise have converted. After giving effect to such conversion, we had 13,881,448 shares of common stock outstanding.

Company Information

We were incorporated in Delaware as a corporation on January 9, 2006 and completed an initial public offering in June 2010. Our principal executive offices are located at 254 West 31st Street, 11th Floor, New York, New York 10001. Our telephone number is (212) 309-7549 and our website address is www.xpresspagroup.com. We also operate the website www.xpresspa.com. References in this prospectus to our website address does not constitute incorporation by reference of the information contained on the website.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to our Financial Condition and Capital Requirements

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.

The audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2018 and 2017, included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Our auditors’ doubts are based on our recurring losses from operations and working capital deficiency. The inclusion of a going concern explanatory paragraph in future reports of our independent auditors may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain.

Our business and financial condition could be constrained by our outstanding debt.

We are obligated under the Credit Agreement Amendment and B3D Note, which has an outstanding balance of approximately $7,000,000, with a maturity date of May 31, 2021. The B3D Note accrues interest of 9.0% per annum, which interest is payable in arrears on the last business date of each month. Notwithstanding the foregoing, we have agreed with B3D that interest for the months of September 2019 and October 2019 shall be paid in shares of common stock following the effectiveness of a registration statement registering such shares for resale and also anticipate paying interest for the month of November 2019 in shares of common stock. We have granted B3D a security interest in all of its tangible and intangible personal property to secure our obligations under the B3D Note. The B3D Note is an outstanding obligation of XpresSpa Holdings, LLC but is guaranteed by us.

In addition, on July 8, 2019, we entered into the 2019 Calm Purchase Agreement pursuant to which we issued the Calm Notes. Interest on the Calm Notes is payable in arrears beginning on the last day of each February, May, August and November during the period beginning on the original issuance date and ending on, and including, the maturity date, when all amounts outstanding under the Calm Notes become due and payable in cash.

Each of the B3D Note and the Calm Notes provides that upon an event of default (defined to include any default in payment, failure to observe or perform certain covenants, and the occurrence of certain bankruptcy events, among other events), the respective lender could declare such note, including outstanding principal and all other amounts owing thereon, immediately due and payable. While we do not anticipate failing to make any such debt payments or taking any action that could result in an event of default, any default of our loan obligations could lead to financial and operational hardship. Our failure to make payments pursuant to either of the B3D Note or the Calm Notes could cause material harm to our business, financial condition and results of operations.

We may not be able to raise additional capital. Moreover, additional financing may have an adverse effect on the value of the equity instruments held by our stockholders.

We may choose to raise additional funds in connection with any potential acquisition of operating businesses or other assets. In addition, we may also need additional funds to respond to business opportunities and challenges, including our ongoing operating expenses, protection of our assets, development of new lines of business and enhancement of our operating infrastructure. While we may need to seek additional funding, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek additional funds through arrangements with collaborators or other third parties. We may not be able to negotiate arrangements on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our business plans. Any such financing that we undertake will likely be dilutive to our current stockholders.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2018, we had federal net operating loss carryforwards (“NOLs”) of $150,926,000 which expire 20 years from the respective tax years to which they relate, and $23,139,000 for U.S. federal purposes with an indefinite life due to new regulations in the “Tax Cuts and Jobs Act” (the “TCJA”). Our ability to utilize our NOLs may be limited under Section 382 of the Internal Revenue Code. The limitations apply if an ownership change, as defined by Section 382, occurs. Generally, an ownership change occurs when certain stockholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage in a testing period (typically three years). Additionally, United States tax laws limit the time during which these carryforwards may be utilized against future taxes. As a result, we may not be able to take full advantage of these carryforwards for federal and state tax purposes. Future changes in stock ownership may also trigger an ownership change and, consequently, a Section 382 limitation.

The recently passed comprehensive federal tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, contains significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), the limitation of the deduction for net operating losses to 80% of current year taxable income and the elimination of net operating loss carrybacks and modification or repeal of many business deductions and credits. We continue to examine the impact this tax reform legislation may have on our business. However, the effect of the TCJA on our business, whether adverse or favorable, is uncertain, and may not become evident for some period of time. We urge investors to consult with their legal and tax advisers regarding the implications of the TCJA on an investment in our common stock.

Global economic and market conditions may adversely affect our business, financial condition and operating results.

Our business plan depends significantly on worldwide economic conditions and our success is dependent on consumer spending, which is sensitive to economic downturns, inflation and any associated rise in unemployment, decline in consumer confidence, adverse changes in exchange rates, increase in interest rates, increase in the price of oil, deflation, direct or indirect taxes or increase in consumer debt levels. As a result, economic downturns may have a material adverse impact on our business, financial condition and results of operations. Moreover, uncertainty about global economic conditions poses a risk as businesses and individuals may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This could have a negative effect on corporate and individual spending on health and wellness and travel. These factors, taken together or individually, could cause material harm to our business, financial condition and results of operations.

Risks Related to our Business Operations

We are reliant on international and domestic airplane travel, and the time that airline passengers spend in United States airports post-security. A decrease in airline travel, a decrease in the desire of customers to buy spa services and products, or decreased time spent in airports would negatively impact our operations.

We depend upon a large number of airplane travelers with the propensity for health and wellness, and in particular spa treatments and products, spending significant time post- security clearance check points.

If the number of airline travelers decreases, if the time that these travelers spend post-security decreases, and/or if travelers’ ability or willingness to pay for our products and services diminishes, this could have an adverse effect on our growth, business activities, cash flow, financial condition and results of operations. Some reasons for these events could include:

•	terrorist activities (including cyber-attacks), pandemics and outbreaks of contagious diseases, such as the Zika or Ebola crises, impacting either domestic or international travel through airports where we operate, causing fear of flying, flight cancellations, or an economic downturn, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers;

•	a decrease in business spending that impacts business travel, such as a recession;

•	a decrease in consumer spending that impacts leisure travel, such as a recession or a stock market downturn or a change in consumer lending regulations impacting available credit for leisure travel;

•	an increase in airfare prices that impacts the willingness of air travelers to fly, such as an increase in oil prices or heightened taxation from federal or other aviation authorities;

•	severe weather, ash clouds, airport closures, natural disasters, strikes or accidents (airplane or otherwise), causing travelers to decrease the amount that they fly and any of these events, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers;

•	scientific studies that malign the use of spa services or the products used in spa services, such as the impact of certain chemicals and procedures on health and wellness; or

•	streamlined security screening checkpoints, which could decrease the wait time at checkpoints and therefore the time air travelers’ budget for spending time at the airport.

Further, any disruption to, or suspension of services provided by, airlines and the travel industry as a result of financial difficulties, labor disputes, construction work, increased security, changes to regulations governing airlines, mergers and acquisitions in the airline industry and challenging economic conditions causing airlines to reduce flight schedules or increase the price of airline tickets could negatively affect the number of airline passengers.

Additionally, the threat of terrorism and governmental measures in response thereto, such as increased security measures, recent executive orders in the United States impacting entry into the United States and changing attitudes towards the environmental impacts of air travel may in each case reduce demand for air travel and, as a result, decrease airline passenger traffic at airports.

The effect that these factors would have on our business depends on their magnitude and duration, and a reduction in airline passenger numbers will result in a decrease in our sales and may have a materially adverse impact on our business, financial condition and results of operations.

Our success will depend in part on relationships with third parties. Any adverse changes in these relationships could adversely affect our business, financial condition, or results of operations.

Our success is dependent on our ability to maintain and renew our business relationships and to establish new business relationships. There can be no assurance that our management will be able to maintain such business relationships or enter into or maintain new business contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on our business, financial condition, or results of operations.

We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and ultimately cause us to lose our concessions.

We rely on a small number of suppliers for our products. As a result, these distributors may have increased bargaining power and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier or distributor, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition and results of operations. In particular, we have publicized our sale of certain brands of products in our stores – our failure to sell these brands may adversely affect our business.

Further, damage or disruption to our supply chain due to any of the following could impair our ability to sell our products: adverse weather conditions or natural disaster, government action, fire, terrorism, cyber-attacks, the outbreak or escalation of armed hostilities, pandemic, industrial accidents or other occupational health and safety issues, strikes and other labor disputes, customs or import restrictions or other reasons beyond our control or the control of our suppliers and business partners. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

Our operating results may fluctuate significantly due to certain factors, some of which are beyond our control.

Our operating results may fluctuate from period to period significantly because of several factors, including:

•	the timing and size of new unit openings, particularly the launch of new terminals;

•	passenger traffic and seasonality of air travel;

•	changes in the price and availability of supplies;

•	macroeconomic conditions, both nationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets and new locations; and

•	increases in infrastructure costs, including those costs associated with the build-out of new concession locations and renovating existing concession locations.

Our operating results may fluctuate significantly as a result of the factors discussed above. Accordingly, results for any period are not necessarily indicative of results to be expected for any other period or for any year.

Our expansion into new airports or off-airport locations may present increased risks due to our unfamiliarity with those areas.

Our growth strategy depends upon expanding into markets where we have little or no meaningful operating experience. Those locations may have demographic characteristics, consumer tastes and discretionary spending patterns that are different from those in the markets where our existing operations are located. As a result, new airport terminal and/or off-airport operations may be less successful than existing concession locations in current airport terminals. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. We may also be unfamiliar with local laws, regulations and administrative procedures, including the procurement of spa services retail licenses, in new markets which could delay the build-out of new concession locations and prevent us from achieving our target revenues on a timely basis. Operations in new markets may also have lower average revenues or enplanements than in the markets where we currently operate. Operations in new markets may also take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby negatively affecting our results of operations.

Our growth strategy is highly dependent on our ability to successfully identify and open new locations.

Our growth strategy primarily contemplates expansion through procuring new locations and opening new stores and kiosks. Implementing this strategy depends on our ability to successfully identify new store locations. We will also need to assess and mitigate the risk of any new store locations, to open the stores on favorable terms and to successfully integrate their operations with ours. We may not be able to successfully identify opportunities that meet these criteria, or, if they do, we may not be able to successfully negotiate and open new stores on a timely basis. If we are unable to identify and open new locations in accordance with our operating plan, our revenue growth rate and financial performance may fall short of our expectations.

Our profitability depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

The number of airline passengers that visit the terminals in which we have concessions is dependent in part on decisions made by airlines and airport authorities relating to flight arrivals and departures. A decrease in the number of flights and resulting decrease in airline passengers could result in fewer sales, which could lower our profitability and negatively impact our business, financial condition and results of operations. Concession agreements generally provide for a minimum annual guaranteed payment (“MAG”) payable to the airport authority or landlord regardless of the amount of sales at the concession. Currently, the majority of our concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. If there are fewer airline passengers than expected or if there is a decline in the sales per airline passenger at these facilities, we will nonetheless be required to pay the MAG or fixed rent and our business, financial condition and results of operations may be materially adversely affected.

Furthermore, the exit of an airline from a market or the bankruptcy of an airline could reduce the number of airline passengers in a terminal or airport where we operate and have a material adverse impact on our business, financial condition and results of operations.

We may not be able to execute our growth strategy to expand and integrate new concessions or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs, or dilute the ownership of our stockholders.

Part of our growth strategy is to expand and remodel our existing facilities and to seek new concessions through tenders, direct negotiations or other acquisition opportunities. In this regard, our future growth will depend upon a number of factors, such as our ability to identify any such opportunities, structure a competitive proposal and obtain required financing and consummate an offer. Our growth strategy will also depend on factors that may not be within our control, such as the timing of any concession or acquisition opportunity.

We must also strategically identify which airport terminals and concession agreements to target based on numerous factors, such as airline passenger numbers, airport size, the type, location and quality of available concession space, level of anticipated competition within the terminal, potential future growth within the airport and terminal, rental structure, financial return and regulatory requirements. We cannot provide assurance that this strategy will be successful.

In addition, we may encounter difficulties integrating expanded or new concessions or any acquisitions. Such expanded or new concessions or acquisitions may not achieve anticipated turnover and earnings growth or synergies and cost savings. Delays in the commencement of new projects and the refurbishment of concessions can also affect our business. In addition, we will expend resources to remodel our concessions and may not be able to recoup these investments. A failure to grow successfully may materially adversely affect our business, financial condition and results of operations.

In particular, new concessions and acquisitions, and in some cases future expansions and remodeling of existing concessions, could pose numerous risks to our operations, including that we may:

•	have difficulty integrating operations or personnel;

•	incur substantial unanticipated integration costs;

•	experience unexpected construction and development costs and project delays;

•	face difficulties associated with securing required governmental approvals, permits and licenses (including construction permits) in a timely manner and responding effectively to any changes in federal, state or local laws and regulations that adversely affect our costs or ability to open new concessions;

•	have challenges identifying and engaging local business partners to meet ACDBE requirements in concession agreements;

•	not be able to obtain construction materials or labor at acceptable costs;

•	face engineering or environmental problems associated with our new and existing facilities;

•	experience significant diversion of management attention and financial resources from our existing operations in order to integrate expanded, new or acquired businesses, which could disrupt our ongoing business;

•	lose key employees, particularly with respect to acquired or new operations;

•	have difficulty retaining or developing acquired or new business customers;

•	impair our existing business relationships with suppliers or other third parties as a result of acquisitions;

•	fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of acquisitions, new concessions or remodeling; and

•	incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

In connection with acquisitions or other similar investments, we could incur debt or amortization expenses related to intangible assets, suffer asset impairments, assume liabilities or issue stock that would dilute the percentage of ownership of our then-current stockholders. We may not be able to complete acquisitions or integrate the operations, products, technologies or personnel gained through any such acquisition, which may have a materially adverse impact on our business, financial condition and results of operations.

If the estimates and assumptions we use to determine the size of our market are inaccurate, our future growth rate may be impacted.

Market opportunity estimates and growth forecasts are subject to uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this annual report relating to the size and expected growth of the travel retail market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The principal assumptions relating to our market opportunity include projected growth in the travel retail market and our share of the market. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

Our business requires substantial capital expenditures and we may not have access to the capital required to maintain and grow our operations.

Maintaining and expanding our operations in our existing and new retail locations is capital intensive. Specifically, the construction, redesign and maintenance of our retail space in airport terminals where we operate, technology costs, and compliance with applicable laws and regulations require substantial capital expenditures. We may require additional capital in the future to fund our operations and respond to potential strategic opportunities, such as investments, acquisitions and expansions.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.

We cannot provide assurance that we will be able to maintain our operating performance, generate sufficient cash flow, or have access to sufficient financing to continue our operations and development activities at or above our present levels, and we may be required to defer all or a portion of our capital expenditures. Our business, financial condition and results of operations may be materially adversely affected if we cannot make such capital expenditures.

We currently rely on a skilled, licensed labor force to provide spa services, and the supply of this labor force is finite. If we cannot hire adequate staff for our locations, we will not be able to operate.

As of November 30, 2019, we had approximately 550 full-time and 200 part-time employees in our locations. Excluding some dedicated retail staff, the majority of these employees are licensed to perform spa services, and hold such licenses as masseuses, nail technicians, aestheticians, barbers and master barbers. The demand for these licensed technicians has been increasing as more consumers gravitate to health and wellness treatments such as spa services. We compete not only with other airport-based spa companies but with spa companies outside of the airport for this skilled labor force. In addition, all staff hired by us must pass the background checks and security clearances necessary to work in airport locations. If we are unable to attract and retain qualified staff to work in our airport locations, our ability to operate will be impacted negatively.

Our business is subject to various laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to various laws and regulations in the United States, Netherlands and United Arab Emirates that affect the operation of our concessions. The impact of current laws and regulations, the effect of changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse impact on our results of operations.

Failure to comply with the laws and regulatory requirements of governmental authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws may require us to expend significant funds to make modifications to our concessions in order to comply with applicable standards. Compliance with such laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our labor force could unionize, putting upward pressure on labor costs.

Currently, our stores in two airports have a labor force which is unionized. Major players in labor organization, and in particular “Unite Here!” which represents approximately 45,000 employees in the airport concessions and airline catering industries, could target our locations for its unionization efforts. In the event of the successful unionization of all of our labor force, we would likely incur additional costs in the form of higher wages, more benefits such as vacation and sick leave, and potentially also higher health care insurance costs.

We compete for new locations in airports and may not be able to secure new locations.

We participate in the highly competitive and lucrative airport concessions industry, and as a result compete for retail leases with a variety of larger, better capitalized concessions companies as well as smaller, mid-tier and single unit operators. Frequently, an airport includes a spa concept within its retail product set and, in those instances, we compete primarily with BeRelax, Terminal Getaway, Massage Bar and 10 Minute Manicure.

We may not be able to predict accurately or fulfill customer preferences or demands.

We derive a significant amount of our revenue from the sale of massage, cosmetic and luxury products which are subject to rapidly changing customer tastes. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand for these types of products accurately. Our success depends in part on our ability to predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate merchandise offerings. Additionally, due to our limited sales space relative to other retailers, the proper selection of salable merchandise is an important factor in revenue generation. We cannot provide assurance that our merchandise selection will correspond to actual sales demand. If we are unable to predict or rapidly respond to sales demand or to changing styles or trends, or if we experience inventory shortfalls on popular merchandise, our revenue may be lower, which could have a materially adverse impact on our business, financial condition and results of operations.

Our leases may be terminated, either for convenience by the landlord or as a result of a default by us.

We have store locations and kiosks in a number of airports in which the landlord, with prior written notice to us, can terminate our lease, including for convenience or as necessary for airport purposes or operations. If a landlord elects to terminate a lease at an airport, we may have to shut down one or more store locations at that airport.

Additionally, our leases have numerous provisions governing the operation of our stores. Violation of one or more of these provisions, even unintentionally, may result in the landlord finding that we are in default of the lease. Violation of lease provisions may result in fines and, in some cases, termination of a lease.

Our ability to operate depends on the traffic patterns of the terminals in which we operates, and the cessation or disruption of air traveler traffic in these terminals would negatively impact our addressable market.

We depend on a high volume of air travelers in our terminals. It is possible that a terminal in which we operate could become subject to a lower volume of air travelers, which would significantly impact traffic near and around our locations and therefore our total addressable market. Lower volume in a terminal could be caused by:

•	terminal construction that results in the temporary or permanent closure of a unit, or adversely impacts the volume or pattern of traffic flows within an airport;

•	an airline utilizing an airport in which we operate could abandon that airport or an individual terminal in favor of other airports or terminals, or because it is contracting operations; or

•	adverse weather conditions could cause damage to the terminal or airport in which we operate, resulting in the temporary or permanent closure of a unit.

We are dependent on our local partners.

Our local partners, including our Airport Concession Disadvantaged Business Enterprise (“ACDBE”) partners, maintain ownership interests in certain of our locations. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners may have control over certain portions of the operations of these concessions. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:

•	are in a position to take action contrary to our instructions, our requests, our policies, our objectives or applicable laws;

•	take actions that reduce our return on investment;

•	go bankrupt or are otherwise unable to meet their capital contribution obligations;

•	have economic or business interests or goals that are or become inconsistent with our business interests or goals; or

•	take actions that harm our reputation or restrict our ability to run our business.

Failure to comply with minimum airport concession disadvantaged business enterprise participation goals and requirements could lead to lost business opportunities or the loss of existing business.

Pursuant to ACDBE participation requirements, we are often required to meet, or use good faith efforts to meet, certain minimum ACDBE participation requirements when bidding on or submitting proposals for new concession contracts. If we are unable to find and/or partner with an appropriate ACDBE, we may lose opportunities to open new locations. In addition, a number of our existing leases contain minimum ACDBE participation requirements which require the ACDBE to own a significant portion of the business being operated under those leases. The level of ACDBE participation requirements may affect our profitability and/or our ability to meet financial forecasts.

Further, if we fail to comply with the minimum ACDBE participation requirements, we may be held responsible for a breach of contract, which could result in the termination of a lease and impairment of our ability to bid on or obtain future concession contracts. To the extent that our leases are terminated and we are required to shut down one or more store locations, there could be a material adverse impact to our business and results of operations.

Continued minimum wage increases would negatively impact our cost of labor.

We compensate our licensed technicians via a formula that includes commissions. As a result, an increase in the minimum wage would increase our cost of labor and have an adverse impact on our business, financial condition and results of operations.

Information technology systems failure or disruption, or changes to information technology related to payment systems, could impact our day-to-day operations.

Our information technology systems are used to record and process transactions at our point-of-sale interfaces and to manage our operations. These systems provide information regarding most aspects of our financial and operational performance, statistical data about our customers, our sales transactions and our inventory management. Fire, natural disasters, power-loss, telecommunications failure, break-ins, terrorist attacks (including cyber-attacks), computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact our information technology systems at any time. These events could cause system interruption, delays or loss of critical data and could disrupt our acceptance and fulfillment of customer orders, as well as disrupt our operations and management. For example, although our point-of-sales systems are programmed to operate and process customer orders independently from the availability of our central data systems and even of the network, if a problem were to disable electronic payment systems in our stores, credit card payments would need to be processed manually, which could result in fewer transactions. Significant disruption to systems could have a material adverse impact on our business, financial condition and results of operations.

We also continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may be required to enhance our payment systems with new technology, which could require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, we may experience a materially adverse impact on our business, financial condition and results of operations.

If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information, including order history, travel history and other preferences, exposes us to increased risk of privacy and/or security breaches as well as other risks. The majority of our sales are by credit or debit cards. Additionally, we collect and store personal information from individuals, including our customers and employees.

In the future, we may experience security breaches in which credit and debit card information or other personal information is stolen. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. Further, the systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us. In addition, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and may purposefully or inadvertently cause a breach involving such information. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse effect on our business or results of operations. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on it. Although we carry cyber liability insurance to protect against these risks, there can be no assurance that such insurance will provide adequate levels of coverage against all potential claims.

Negative social media regarding us could result in decreased revenues and impact our ability to recruit workers.

Our affinity among consumers is highly dependent on their positive feelings about the brand, our customer service and the range and quality of services and products that we offer. A negative customer experience that is posted to social media outlets and is distributed virally could tarnish our brand and our customers may opt to no longer engage with the brand.

We employ people in multiple different jurisdictions, and the employment laws of those jurisdictions are subject to change. In addition, our services are regulated through government-issued operating licenses. Noncompliance with applicable laws could result in employee lawsuits or legal action taken by government authorities.

We must comply with a variety of employment and business practices laws across the United States, Netherlands and United Arab Emirates. We monitor the laws governing our activities, but in the event we do not become aware of a new regulation or fail to comply with a regulation, we could be subject to disciplinary action by governing bodies and potentially employee lawsuits.

We are not currently cash flow positive and will depend on funding to open new locations. In the event that capital is unavailable, we will not be able to open new locations.

Throughout our operating history, we have not generated sufficient cash from operations to fund our new store development. As a result, we will be dependent upon additional funding for our new location growth until such time as we can produce enough cash to profitably fund our own location growth.

We source, develop and sell products that may result in product liability defense costs and product liability payments.

Our products contain ingredients that are deemed to be safe by the United States Federal Drug Administration and the Federal Food, Drug and Cosmetics Act. However, there is no guarantee that these ingredients will not cause adverse health effects to some consumers given the wide range of ingredients and allergies amongst the general population. We may face substantial product liability exposure for products we sell to the general public or that is used in our services. Product liability claims, regardless of their merits, could be costly and divert management’s attention, and adversely affect our reputation and the demand for our products and services. We to date have not been named as a defendant in any product liability action.

We have commenced legal proceedings and/or licensing discussions with security, content distribution and/or telecommunications companies. We expect that licensing discussions may be time consuming and may either, absent any litigation we initiate, fail to lead to a license, or may result in litigations commenced by the potential licensee.

To license or otherwise monetize the patent assets that we own, we have commenced legal proceedings and/or attempted to commence licensing discussions with a number of companies, during the course of which we allege that such companies infringe one or more of our patents. The future viability of our licensing program is highly dependent on the outcome of these discussions, and there is a risk that we may be unable to achieve the results we desire from such negotiations and be forced either to accept minimal royalties or commence litigations against the alleged infringer. In addition, the recipients of our licensing overtures have substantially more resources than we do, which could make our licensing efforts more difficult. Furthermore, due to changes in the approach to patent laws around the world it has become much easier for potential licensees to commence proceedings to revoke or otherwise nullify our patents in lieu of engaging in bona fide licensing discussions. There is a real risk that any potential licensee we approach would rather commence proceedings to revoke our patents than engage in any licensing discussions whatsoever.

We anticipate that any legal proceedings could continue for several years. While we endeavor, where possible, to engage counsel on a full or partial contingency basis, proceedings may commence that fall outside of contingency arrangements with counsel and may require significant expenditures for legal fees and other expenses. Disputes regarding the assertion of patents and other intellectual property rights are highly complex and technical. Once initiated, we may be forced to litigate against other parties in addition to the originally named defendants. Our adversaries may allege defenses and/or file counterclaims for, among other things, revocation of our patents or file collateral litigations in an effort to avoid or limit liability and damages for patent infringement. If such actions by our adversaries are successful, they may preclude our ability to derive licensing revenue from the patents being asserted.

There is a risk that we may be unable to achieve the results we desire from such litigation, which may harm our business. In addition, the defendants in these litigations have substantially more resources than we do, which could make our litigation efforts more difficult.

There is a risk that a court will find our patents invalid, not infringed or unenforceable and/or that the USPTO or other relevant patent offices in various countries will either invalidate the patents or materially narrow the scope of their claims during the course of a reexamination, opposition or other such proceeding. In addition, even with a positive trial court verdict, the patents may be invalidated, found not infringed or rendered unenforceable on appeal. This risk may occur either presently or from time to time in connection with future litigations we may bring.

Patent litigation is inherently risky and the outcome is uncertain. Some of the parties that we believe infringe on our patents are large and well-financed companies with substantially greater resources than ours. We believe that these parties may devote a substantial amount of resources in an attempt to avoid or limit a finding that they are liable for infringing on our patents or, in the event liability is found, to avoid or limit the amount of associated damages. In addition, there is a risk that these parties may file reexaminations or other proceedings with the USPTO or other government agencies in the United States or abroad in an attempt to invalidate, narrow the scope or render unenforceable the patents we own. In addition, as part of our ongoing legal proceedings, the validity and/or enforceability of our patents-in-suit is often challenged in a court or an administrative proceeding.

We may not be able to successfully monetize our patents and, thus, we may fail to realize all of the anticipated benefits of acquisitions from third parties.

There is no assurance that we will be able to successfully monetize the patent portfolios that we acquired from third parties. The patents we acquired could fail to produce anticipated benefits or could have other adverse effects that we currently do not foresee.

In addition, the acquisition of a patent portfolio is subject to a number of risks, including, but not limited to the following:

•	There is a significant time lag between acquiring a patent portfolio and recognizing revenue from those patent assets, if at all. During that time lag, material costs are likely to be incurred that would have a negative effect on our results of operations, cash flows and financial position.

•	The integration of a patent portfolio is a time consuming and expensive process that may disrupt our operations. If our integration efforts are not successful, our results of operations could be harmed. In addition, we may not achieve anticipated synergies or other benefits from such acquisition.

Therefore, there is no assurance that we will be able to monetize an acquired patent portfolio and recoup our investment.

We and our subsidiaries have been, are, and may become involved in litigation that could divert management’s attention and harm our businesses.

Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our businesses. We may be exposed to claims against us even if no wrongdoing has occurred. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend, disruptive to our management’s attention and to our resources, damaging to our reputation and brand, and may cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations.

New legislation, regulations or court rulings related to enforcing patents could harm our business and operating results.

Intellectual property is the subject of intense scrutiny by the courts, legislatures and executive branches of governments around the world. Various patent offices, governments or intergovernmental bodies may implement new legislation, regulations or rulings that impact the patent enforcement process, or the rights of patent holders and such changes could negatively affect licensing efforts and/or litigations. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increases in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent or other intellectual property rights.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become enacted as laws. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the manner in which we conduct our business and negatively impact our business, prospects, financial condition and results of operations.

Our failure or inability to protect the trademarks or other proprietary rights we use, or claims of infringement by us of rights of third parties, could adversely affect our competitive position or the value of our brands.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position. However, any actions that we take to protect the intellectual property we use may not prevent unauthorized use or imitation by others, which could have an adverse impact on our image, brand or competitive position. If we commence litigation to protect our interests or enforce our rights, we could incur significant legal fees. We also cannot provide assurance that third parties will not claim infringement by us of their proprietary rights. Any such claim, whether or not it has merit, could be time consuming and distracting for our management, result in costly litigation, cause changes to existing retail concepts or delays in introducing retail concepts, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse impact on our business, financial condition and results of operations.

Future acquisitions or business opportunities could involve unknown risks that could harm our business and adversely affect our financial condition and results of operations.

We have in the past, and may in the future, acquire businesses or make investments, directly or indirectly through our subsidiaries, that involve unknown risks, some of which will be particular to the industry in which the investment or acquisition targets operate, including risks in industries with which we are not familiar or experienced. Although we intend to conduct appropriate business, financial and legal due diligence in connection with the evaluation of future investment or acquisition opportunities, there can be no assurance that our due diligence investigations will identify every matter that could have a material adverse effect on us. We may be unable to adequately address the financial, legal and operational risks raised by such investments or acquisitions, especially if we are unfamiliar with the relevant industry. The realization of any unknown risks could expose us to unanticipated costs and liabilities and prevent or limit us from realizing the projected benefits of the investments or acquisitions, which could adversely affect our financial condition, liquidity, results of operations, and trading price.

Anti-takeover provisions of Delaware law, provisions in our charter and bylaws, and our stockholder rights plan could prevent or frustrate attempts by stockholders to change our Board of Directors or current management and could delay, discourage or make more difficult a third-party acquisition of control of us.

We are a Delaware corporation and, as such, certain provisions of Delaware law could prevent or frustrate attempts by stockholders to change the Board of Directors or current management, or could delay, discourage or make more difficult a third-party acquisition of control of us, even if the change in control would be beneficial to stockholders or the stockholders regard it as such. We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits certain “business combination” transactions (as defined in Section 203) with an “interested stockholder” (defined in Section 203 as a 15% or greater stockholder) for a period of three years after a stockholder becomes an “interested stockholder,” unless the attaining of “interested stockholder” status or the transaction is pre-approved by our Board of Directors, the transaction results in the attainment of at least an 85% ownership level by an acquirer or the transaction is later approved by our Board of Directors and by our stockholders by at least a 66 2/3 percent vote of our stockholders other than the “interested stockholder,” each as specifically provided in Section 203.

Our certificate of incorporation and our bylaws, each as currently in effect, also contain certain provisions that may delay, discourage or make more difficult a third-party acquisition of control of us. Such provisions include a provision that any vacancies on our Board of Directors may only be filled by a majority of the directors then serving, although not a quorum, and not by the stockholders and the ability of our Board of Directors to issue preferred stock, without stockholder approval, that could dilute the stock ownership of a potential unsolicited acquirer and hinder an acquisition of control of us that is not approved by our Board of Directors, including through the use of preferred stock in connection with a stockholder rights plan.

We have also adopted a stockholder rights plan in the form of a Section 382 Rights Plan, designed to help protect and preserve our substantial tax attributes primarily associated with our NOLs under Section 382 of the Internal Revenue Code and research tax credits under Sections 382 and 383 of the Internal Revenue Code and related United States Treasury regulations, which was approved by our stockholders in December 2016 and expires in March 2022. Although this is not the purpose of the Section 382 Rights Plan, it could have the effect of making it uneconomical for a third party to acquire us on a hostile basis.

These provisions of the DGCL, our certificate of incorporation and bylaws, and our Section 382 Rights Plan may delay, discourage or make more difficult certain types of transactions in which our stockholders might otherwise receive a premium for their shares over the current market price, and might limit the ability of our stockholders to approve transactions that they think may be in their best interest.

Our confidential information may be disclosed by other parties.

We routinely enter into non-disclosure agreements with other parties, including but not limited to vendors, law firms, parties with whom we are engaged in negotiations, and employees. However, there exists a risk that those other parties will not honor their contractual obligations to not disclose our confidential information. This may include parties who breach such obligations in the context of confidential settlement offers and/or negotiations. In addition, there exists a risk that, upon such breach and subsequent dissemination of our confidential information, third parties and potential licensees may seek to use such confidential information to their advantage and/or to our disadvantage including in legal proceedings in which we are involved. Our ability to act against such third parties may be limited, as we may not be in privity of contract with such third parties.

Risks Related to our Capital Stock

Stock prices can be volatile, and this volatility may depress the price of our common stock.

The stock market has experienced significant price and volume fluctuations, which have affected the market price of many companies in ways that may have been unrelated to those companies’ operating performance. Furthermore, we believe that our stock price may reflect certain future growth and profitability expectations. If we fail to meet these expectations, then our stock price may significantly decline, which could have an adverse impact on investor confidence. We believe that various factors may cause the market price of our common stock to fluctuate, perhaps substantially, including, among others, the following:

•	additions to or departures of our key personnel;

•	announcements of innovations by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, capital commitments, or new technologies;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	developments or disputes concerning our patents and efforts in licensing and/or enforcing our patents;

•	lawsuits, claims, and investigations that may be filed against us, and other events that may adversely affect our reputation;

•	changes in financial estimates or recommendations by securities analysts; and

•	general and industry-specific economic conditions.

Future sales of our shares of common stock by our stockholders could cause the market price of our common stock to drop significantly, even if our business is otherwise performing well.

As of December 2, 2019, we had 15,152,664 shares of common stock issued and outstanding, excluding shares of common stock issuable upon exercise of warrants, options or restricted stock units, or preferred stock on an as-converted basis. As shares saleable under Rule 144 are sold or as restrictions on resale lapse, the market price of our common stock could drop significantly if the holders of shares of restricted stock sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise performing well.

Ownership of our common stock may be highly concentrated, and it may prevent our existing stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

As of December 2, 2019, our executive officers and directors beneficially own or control approximately 36.9% of our common stock on a fully diluted basis. Accordingly, these executive officers and directors, acting individually or as a group, have substantial influence over the outcome of a corporate action requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also exert influence in delaying or preventing a change in control of us, even if such change in control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the market value of our common stock due to investors’ perception that conflicts of interest may exist or arise.

The conversion of a substantial number of shares of our preferred stock, the conversion of a substantial amount of notes or the exercise of a substantial number of warrants or options by our security holders may have an adverse effect on the market price of our common stock.

Should our Series E Preferred Stock and Series F Preferred Stock outstanding as of December 2, 2019 be converted into common stock at a conversion price of $2.00 per share, there would be an additional 1,949,800 shares of common stock eligible for trading in the public market. Should the B3D Note and Calm Notes outstanding as of December 2, 2019 be converted into common stock at a conversion price of $2.00 per share, there would be an additional 4,845,034 shares of common stock eligible for trading in the public market. Should our warrants outstanding as of December 2, 2019 be exercised, there would be an additional 7,139,194 shares of common stock eligible for trading in the public market. Such securities, if converted or exercised, will increase the number of issued and outstanding shares of our common stock. Therefore, the sale of the shares of common stock underlying these instruments could have an adverse effect on the market price for our securities and/or on our ability to obtain future financing.

We have no current plans to pay dividends on our common stock, and our investors may not receive funds without selling their stock.

We have not declared or paid any cash dividends on our common stock, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. Investors seeking cash dividends should not invest in our common stock for that purpose. We currently intend to retain any additional future earnings to finance our operations and growth and, therefore, we have no plans to pay cash dividends on our common stock at this time. Any future determination to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our Board of Directors deems relevant.

Accordingly, our investors may have to sell some or all of their common stock in order to generate cash from their investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

We may fail to meet publicly announced financial guidance or other expectations about our business, which would cause our stock to decline in value.

From time to time, we provide preliminary financial results or forward-looking financial guidance, to our investors. Such statements are based on our current views, expectations and assumptions that may not prove to be accurate and may vary from actual results and involve known and unknown risks and uncertainties that may cause actual results, performance, achievements or share prices to be materially different from any future results, performance, achievements or share prices expressed or implied by such statements. Such risks and uncertainties include the risk factors contained herein. If we fail to meet our projections and/or other financial guidance for any reason, our stock price could decline.

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The market price of our common stock historically has been and likely will continue to be highly volatile.

The market price for our shares of common stock historically has been highly volatile, and the market for our shares has from time to time experienced significant price and volume fluctuations, based both on our operating performance and for reasons that appear to be unrelated to our operating performance. The market price of our shares of common stock may fluctuate significantly in response to a number of factors, including:

•	our ability to realize the expected value and benefits of our recent business and asset acquisitions;

•	the level of our financial resources;

•	our ability to develop and introduce new products and/or develop services;

•	developments concerning our intellectual property rights generally or those of us or our competitors;

•	our ability to raise additional capital to fund our operations and business plan and the effects that such financing may have on the value of the equity instruments held by our stockholders;

•	our ability to retain key personnel;

•	general economic conditions and level of consumer and corporate spending on health and wellness and travel;

•	our ability to hire a skilled labor force and the costs associated;

•	our ability to secure new retail locations, maintain existing ones, and ensure continued customer traffic at those locations;

•	changes in securities analysts’ estimates of our financial performance or deviations in our business and the trading price of our common stock from the estimates of securities analysts;

•	our ability to protect our customers’ financial data and other personal information;

•	the loss of one or more of our significant suppliers;

•	unexpected trends in the health and wellness and travel industries and potential technology and service obsolescence;

•	market acceptance, quality, pricing, availability and useful life of our products and/or services, as well as the mix of our products and services sold; and

•	lawsuits, claims, and investigations that may be filed against us and other events that may adversely affect our reputation.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

The continued listing standards of Nasdaq provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days or if stockholders’ equity is less than $2.5 million. On March 16, 2018, we received a notification letter from The Nasdaq Stock Market informing us that for the last 30 consecutive business days, the bid price of our securities had closed below $1.00 per share, which is the minimum required closing bid price for continued listing on The Nasdaq Capital Market pursuant to Listing Rule 5550(a)(2). In order to regain compliance, on February 22, 2019, we filed a certificate of amendment to our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect a one-for-twenty reverse stock split of our outstanding shares of common stock. On March 11, 2019, we received a notification letter from The Nasdaq Stock Market informing us that we had regained compliance with Listing Rule 5550(a)(2).

While we have exercised diligent efforts to maintain the listing of our common stock on Nasdaq, there can be no assurance that we will be able to continue to meet the continuing listing requirements of The Nasdaq Capital Market. If we are unable to meet the continuing listing requirements, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Further, if we were to be delisted from The Nasdaq Capital Market, our common stock would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Our common stock has traded in low volumes. We cannot predict whether an active trading market for our common stock will ever develop. Even if an active trading market develops, the market price of our common stock may be significantly volatile.

Historically, our common stock has experienced a lack of trading liquidity. In the absence of an active trading market you may have difficulty buying and selling our common stock at all or at the price you consider reasonable; and market visibility for shares of our common stock may be limited, which may have a depressive effect on the market price for shares of our common stock and on our ability to raise capital or make acquisitions by issuing our Common Stock.

If we raise additional capital in the future, stockholders’ ownership in us could be diluted.

Any issuance of equity we may undertake in the future to raise additional capital could cause the price of our shares to decline or require us to issue shares at a price that is lower than that paid by holders of our shares in the past, which would result in previously issued shares being dilutive. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would likely have rights senior to rights as a holder of common stock, which could impair the value of our shares.

If we exercise the option to repay the Series E Preferred Stock in common stock rather than cash, such repayment may result in the issuance of a large number of shares of common stock which may have a negative effect on the trading price of our common stock as well as a dilutive effect.

Pursuant to the terms of the shares of Series E Preferred Stock, on the seven-year anniversary of the initial issuance date of the shares of Series E Preferred Stock, November 14, 2025 in the case of the 3,225,806 shares of Series E Preferred Stock issued on November 14, 2018 or December 28, 2025 in the case of the 322,581 shares of Series E Preferred Stock issued on December 28, 2018, we may repay each share of Series E Preferred Stock, at our option, in cash, by delivery of shares of common stock or through any combination thereof. If we elect to make a payment, or any portion thereof, in shares of common stock, the Base Shares will be based on the Base Price plus the Premium Shares, calculated as follows: (i) if the Base Price is greater than $180.00, no Premium Shares shall be issued, (ii) if the Base Price is greater than $140.00 and equal to or less than $180.00, an additional number of shares equal to 5% of the Base Shares shall be issued, (iii) if the Base Price is greater than $120.00 and equal to or less than $140.00, an additional number of shares equal to 10% of the Base Shares shall be issued, (iv) if the Base Price is greater than $100.00 and equal to or less than $120.00, an additional number of shares equal to 20% of the Base Shares shall be issued and (v) if the Base Price is less than or equal to $100.00, an additional number of shares equal to 25% of the Base Shares shall be issued. Accordingly, if the volume weighted average price per share of our common stock is below $180.00 per share as of the time of repayment and we exercise the option to make such repayment in shares of our common stock, a large number of shares of our common stock may be issued to the holders of shares of Series E Preferred Stock upon maturity which may have a negative effect on the trading price of our common stock.

On November 14, 2025 or December 28, 2025, as applicable, upon the maturity of the Series E Preferred Stock, when determining whether to repay the Series E Preferred Stock in cash or shares of common stock, we expect to consider a number of factors, including our cash position, the price of our common stock and our capital structure at such time. Because we do not have to make a determination as to which option to elect until 2023, it is impossible to predict whether it is more or less likely to repay in cash, stock or a portion of each.

Having availed ourselves of scaled disclosure available to smaller reporting companies, we cannot be certain if such reduced disclosure will make our common stock less attractive to investors.

Under Section 12b-2 of the Exchange Act, a "smaller reporting company" is a company that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company, and has a public float of less than $250 million and annual revenues of less than $100 million during the most recently completed fiscal year. Similar to emerging growth companies, smaller reporting companies are permitted to provide simplified executive compensation disclosure in their filings; they are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal controls over financial reporting; and they have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosure in our SEC filings as a result of our having availed ourselves of scaled disclosure may make it harder for investors to analyze our results of operations and financial prospects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words, such as “anticipate,” “could,” “continue,” “contemplate,” “estimate,” “expect,” “will,” “may,” “potential,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. These include statements, among others, relating to the sufficiency of our financial resources, our planned future actions, and expected outcomes, our products under development, our intellectual property position, our plans with respect to funding operations, projected expense levels, and the outcome of contingencies.

Any or all of our forward-looking statements in this report may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from those set forth in forward-looking statements. The uncertainties that may cause differences include, but are not limited to: our need for additional funds to finance our operations; our history of losses; anticipated continuing losses and uncertainty of future financing; market acceptance of our services; the sufficiency of our existing capital resources; competition from other companies; the risk of technological obsolescence; uncertainties related to our ability to obtain intellectual property protection for our technology; and dependence on officers, directors and other individuals.

We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the SEC, including our reports on Forms 10-K, 10-Q and 8-K. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

USE OF PROCEEDS

We are not selling any securities in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling securityholders. The selling securityholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby, including legal and accounting fees.

We will receive the exercise price upon any exercise of the Warrants, to the extent exercised on a cash basis. If the Warrants are exercised in full, we would receive gross proceeds of approximately $2.0 million. We currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Warrants are not obligated to exercise the Warrants, and we cannot predict whether or when, if ever, the holders of the Warrants will choose to exercise their respective Warrants, in whole or in part.

SELLING SECURITYHOLDERS

The shares of common stock being offered by the selling securityholders relate to the resale of up to an aggregate of 17,302,951 shares of our common stock. This total includes the following:

(i)	125% of the 449,800 shares (or 562,250 shares) of our common stock issuable upon the conversion of Series F Preferred Stock at a conversion price equal to $2.00 per share;

(ii)	125% of the 1,445,816 shares (or 1,807,270 shares) of our common stock underlying shares of Series E Preferred Stock issuable upon conversion of an aggregate principal amount of $2,500,000 of the Calm Notes, plus interest payable thereon, at a conversion price equal to $2.00 per share;

(iii)	125% of the 1,500,000 shares (or 1,875,000 shares) of our common stock issuable upon conversion of our previously issued Series E Preferred Stock at a conversion price equal to $2.00 per share;

(iv)	125% of the 937,500 shares (or 1,171,875 shares) of our common stock issuable upon the exercise the Calm Warrants at an exercise price equal to $2.00 per share;

(v)	125% of the 4,156,275 shares (or 5,195,344 shares) of our common stock issuable (a) upon conversion of an aggregate principal amount of $7,000,000 of the B3D Note at a conversion price equal to $2.00 per share, (b) as accrued and unpaid interest payable thereon and issuable at our option in lieu of a cash payment of interest at a price per share equal to 90% of the volume weighted average price of our common stock on the trading date immediately preceding the date of delivery of our exercise notice, and (c) as certain make-whole payments to the extent that the accrued and unpaid interest amount described above is less than 90% of the average volume weighted average price of our common stock for the 30 trading days prior to the interest deferment date (or if not a trading day the next succeeding trading day);

(vi)	100% of the 6,485,430 shares of our common stock issued to Mistral Spa Holdings, LLC upon conversion of our Series D Preferred Stock at a conversion price equal to $2.00 per share;

(vii)	125% of the 79,406 shares (or 99,258 shares) of our common stock issuable upon the exercise of the December 2016 Warrants at an exercise price equal to $2.00 per share; and

(viii)	100% of the 106,524 shares of our common stock issued in connection with the Merger Agreement and the Subscription Agreement (items (i) through (viii) collectively, the “Securities”).

The Securities were issued by the Company and were issued (a) with respect to item (i) above, to accredited investors pursuant to or in connection with the May 2018 SPA Amendment; (b) with respect to items (ii) and (iv) above, to an accredited investor pursuant to or in connection with the 2019 Calm Purchase Agreement; (c) with respect to item (iii) above, to an accredited investor pursuant to or in connection with the 2018 Calm Purchase Agreement and in connection with the Series E COD Amendment; (d) with respect to item (v) above, to an accredited investor pursuant to or in connection with the Credit Agreement Amendment; (e) with respect to item (vi) above, to an accredited investor pursuant to or in connection with the Series D COD Amendment; (f) with respect to item (vii) above, to an accredited investor pursuant to or in connection with the December 2016 Warrant Amendment; and (g) with respect to item (viii) above, to an accredited investor in connection with the Merger Agreement and the Subscription Agreement.

The table below lists the selling securityholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling securityholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock, Series E Preferred Stock and Series F Preferred Stock that may be acquired by an individual or group within 60 days of December 2, 2019, pursuant to the conversion of preferred stock into common stock and the exercise of warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but not for the purpose of computing the percentage ownership of any other person shown in the table.

The second column in the first table below lists the number of shares of common stock beneficially owned by the selling securityholders, based on their respective ownership of shares of common stock, as of December 2, 2019, assuming conversion of the Notes, conversion of the Preferred Stock and exercise of the Warrants held by each such selling securityholder on that date. The third column in the first table below lists the number of shares of Series E Preferred Stock beneficially owned by the selling securityholders, based on their respective ownership of shares of Series E Preferred Stock, as of December 2, 2019. The percentage of shares beneficially owned prior to the offering is based on 967,742 shares of our Series E Preferred Stock outstanding as of December 2, 2019. The fourth column in the first table below lists the number of shares of Series F Preferred Stock beneficially owned by the selling securityholders, based on their respective ownership of shares of Series F Preferred Stock, as of December 2, 2019. The percentage of shares beneficially owned prior to the offering is based on 8,996 shares of our Series F Preferred Stock outstanding as of December 2, 2019.

The percentage of shares beneficially owned prior to the offering is based on 15,152,664 shares of our common stock outstanding as of December 2, 2019. The number of shares in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling securityholder may offer under this prospectus and does not take into account any limitations on the conversion of the Notes, conversion of the Preferred Stock and exercise of the Warrants set forth therein.

Under the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock, a selling securityholder may not convert the Series F Preferred Stock to the extent (but only to the extent) such selling securityholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the total number of shares of our common stock then issued or outstanding. Under the terms of the Class A Warrants, a selling securityholder may not exercise the Class A Warrants to the extent (but only to the extent) such selling securityholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 9.99% of the total number of shares of our common stock then issued or outstanding. The numbers in the second table do not reflect these limitations. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Security Holder	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Series E Preferred Beneficially Owned Prior to Offering	Shares of Series F Preferred Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus
Alpha Capital Anstalt (2)	1,327,800	0	4,056	253,500
Anson Investments Master Fund LP (3)	295,050	0	901	56,312
L1 Capital Global Opportunities Master Fund (4)	295,050	0	901	56,313
Intracoastal Capital, LLC (5)	323,618	0	901	56,313
The Hewlett Fund LP (6)	206,500	0	630	39,375
Brio Capital Master Fund Ltd. (7)	189,501	0	450	28,125
Palladium Capital Advisors LLC (8)	101,600	0	1,157	72,312
B3D, LLC (9)	5,227,048	0	0	5,195,344
Calm.com, Inc. (10)	3,708,462	1,787,718	0	4,854,145
Mistral Spa Holdings, LLC (11)	8,894,699	0	0	6,691,212

Name of Selling Security Holder	Shares of Common Stock Beneficially Owned After Offering (1)	% of Shares of Common Stock Beneficially Owned After Offering (1)	Shares of Series E Preferred Beneficially Owned After Offering (1)	% of Shares of Series E Preferred Beneficially Owned After Offering (1)	Shares of Series F Preferred Beneficially Owned After Offering (1)	% of Shares of Series F Preferred Beneficially Owned After Offering (1)
Alpha Capital Anstalt (2)	1,125,000	3.4%	0	*	0	*
Anson Investments Master Fund LP (3)	250,000	*	0	*	0	*
L1 Capital Global Opportunities Master Fund (4)	250,000	*	0	*	0	*
Intracoastal Capital, LLC (5)	278,568	*	0	*	0	*
The Hewlett Fund LP (6)	175,000	*	0	*	0	*
Brio Capital Master Fund Ltd. (7)	167,001	*	0	*	0	*
Palladium Capital Advisors LLC (8)	43,750	*	0	*	0	*
B3D, LLC (9)	1,070,773	3.2%	0	*	0	*
Calm.com, Inc. (10)	0	*	0	*	0	*
Mistral Spa Holdings, LLC (11)	2,203,487	6.4%	0	*	0	*

* Less than 1%.

(1)	Assumes the sale of the maximum number of shares to common stock to be sold pursuant to this prospectus.

(2)	Includes 125% of 4,056 shares of Series F Preferred Stock, which are convertible into 202,800 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes warrants to purchase 1,125,000 shares of common stock. Konrad Ackerman is the natural person with voting and dispositive power over the shares held by Alpha Capital Anstalt. The selling securityholder’s address is Lettstrasse 32,9490 Vaduz, Liechtenstein.

(3)	Includes 125% of 901 shares of Series F Preferred Stock, which are convertible into 45,050 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes warrants to purchase 250,000 shares of common stock. Amin Nathoo is the natural person with voting and dispositive power over the shares held by Anson Investments Master Fund LP. The selling securityholder’s address is c/o Anson Advisors Inc., 155 University Avenue, Suite 2017, Toronto, Ontario, Canada M5H 3B7.

(4)	Includes 125% of 901 shares of Series F Preferred Stock, which are convertible into 45,050 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes warrants to purchase 250,000 shares of common stock. David Feldman is the natural person with voting and dispositive power over the shares held by L1 Capital Global Opportunities Master Fund. The selling securityholder’s address is attention: David Feldman, L1 Capital, Meridian Center, 1688 Meridian Avenue, 6th and 7th Floor, Miami Beach, Florida 33139.

(5)	Includes 125% of 901 shares of Series F Preferred Stock, which are convertible into 45,050 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes 28,568 shares of common stock and warrants to purchase 250,000 shares of common stock. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act)) of the securities reported herein that are held by Intracoastal. The selling securityholder’s address is 245 Palm Trail, Delray Beach, FL 33483.

(6)	Includes 125% of 630 shares of Series F Preferred Stock, which are convertible into 31,500 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes warrants to purchase 175,000 shares of common stock. Martin Chopp is the natural person with voting and dispositive power over the shares held by The Hewlett Fund LP. The selling securityholder’s address is 100 Merrick Road, Suite 400W, Rockville Centre, New York 11570.

(7)	Includes 125% of 450 shares of Series F Preferred Stock, which are convertible into 22,500 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes 42,001 shares of common stock and warrants to purchase an additional 125,000 shares of common stock. Shaye Hirsch is the natural person with voting and dispositive power over the shares held by Brio Capital Master Fund Ltd. The selling securityholder’s address is 100 Merrick Road, Suite 401W, Rockville Centre, New York 11570.

(8)	Includes 125% of 1,157 shares of Series F Preferred Stock, which are convertible into 57,850 shares of common stock. Beneficial ownership is based upon information provided to the Company by the selling securityholder and includes warrants to purchase an additional 43,750 shares of common stock. Joel Padowitz is the natural person with voting and dispositive power over the shares held by Palladium Capital Advisors, LLC. The selling securityholder’s address is attention: Joel Padowitz, 10 Rockefeller Plaza, Suite 909, New York, New York 10020.

(9)	Includes 125% of 4,156,275 shares of common stock (or 5,195,344 shares) underlying the B3D Note. Beneficial ownership is based upon information provided to the Company by the selling securityholder as of November 21, 2019 and includes (i) 126,068 shares of common stock underlying warrants to purchase common stock issued upon the conversion of the Series D Preferred Stock, (ii) 375,115 shares of common stock underlying December 2016 warrants, (iii) 77,500 shares of common stock underlying Class A Warrants and (iv) 492,090 shares of common stock. B3D, LLC is an investment entity controlled by Brian Daly. The Senior Secured Note was assigned to B3D, LLC in 2017. Brian Daly is the natural person with voting and dispositive power over the shares held by B3D, LLC. The selling securityholder’s address is 9935D REA Road #317, Charlotte, NC 28277.

(10)	Includes 125% of each of (i) 1,445,816 shares of common stock (or 1,807,270 shares) issuable pursuant to the Calm Note, (ii) 1,500,000 shares of common stock (or 1,875,000 shares) issuable upon the conversion of previously issued shares of Series E Preferred Stock and (iii) 937,500 shares of common stock (or 1,171,875 shares) underlying warrants. Beneficial ownership is based upon a Schedule 13D/A filed on November 13, 2019. The principal business address of the beneficial owner is 77 Geary Street, 3rd Floor, San Francisco, CA 94105.

(11)	Includes (i) 100% of the 6,485,430 shares of common stock issued upon the conversion of Series D Preferred Stock (including shares paid as accrued but unpaid dividends thereon), (ii) 125% of the 79,406 shares of common stock (or 99,258 shares) issuable upon the exercise of the December 2016 warrants and (iii) 100% of the 106,524 shares of common stock issued in connection with that certain Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated October 25, 2016, as subsequently amended and in connection with a related subscription agreement between the Company and a unitholder. Beneficial ownership is based upon a Schedule 13D/A filed on October 4, 2019 and information known to the Company and includes 6,591,954 shares of common stock and warrants to purchase 2,302,745 shares of common stock. Mistral Spa Holdings, LLC (“MSH”), a Delaware limited liability company, is an investment entity indirectly controlled by Mr. Heyer through Mistral Equity Partners, LP (“MEP”), Mistral Equity Partners QP, LP (“MEP QP”) and MEP Co-Invest, LLC (“MEP Co-Invest”). Mistral Equity GP, LLC (“MEP GP” and, together with MEP, MEP QP, and MEP Co-Invest, the “Mistral Fund Entities”) is the general partner of MEP and MEP QP. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Mistral Fund Entities may be deemed to be beneficial owners of certain of the securities that are deemed to be beneficially owned by MSH, and Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MSH and/or the Mistral Fund Entities. Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the securities reported as beneficially owned by MSH, and MEP GP may be deemed to have an indirect pecuniary interest in an indeterminate portion of the securities reported as beneficially owned by MEP and MEP QP. MSH’s address is 650 Fifth Avenue, 10th Floor, New York, NY 10019. Mr. Heyer’s business address is c/o Mistral Capital Management, LLC, 650 Fifth Avenue, 10th Floor, New York, NY 10019.

PLAN OF DISTRIBUTION

We are registering the offer and sale of (i) the shares of common stock that may be issued upon the conversion or exercise, as applicable, of the Securities and (ii) certain shares of common stock held by certain of the selling securityholders, in each case to permit the resale of these shares of common stock by the holders of such Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling securityholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	distributions to their members, partners or shareholders; a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the shares of common stock or the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, estimated to be $75,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify certain of the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with those certain registration rights agreements that we have entered into with each of Calm, B3D and certain unitholders party to the Merger Agreement, as applicable, or certain selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with those certain registration rights agreements that we have entered into with each of Calm, B3D and certain unitholders party to the Merger Agreement, as applicable, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

CohnReznick LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018, as set forth in their report (which includes an explanatory paragraph referring to the Company’s ability to continue as a going concern), which is incorporated by reference in this prospectus and elsewhere in this Registration Statement. Our financial statements are incorporated by reference in reliance on CohnReznick LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.xpresspa.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The Nasdaq Capital Market under the symbol “XSPA.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of this prospectus and prior to the time that we sell all of the securities offered by this prospectus or the earlier termination of the offering, and (2) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement (except in each case the information contained in such documents to the extent “furnished” and not “filed”). The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2018, filed on April 1, 2019 (File No. 001-34785);

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2018, filed on April 30, 2019 (File No. 001-34785);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, filed on May 15, 2019, August 14, 2019, and November 14, 2019 respectively (File No. 001-34785);

•	Our Current Reports on Form 8-K filed on February 13, 2019, February 22, 2019, March 15, 2019, March 22, 2019, April 30, 2019, May 17, 2019, June 17, 2019, June 27, 2019, July 8, 2019, July 10, 2019, August 26, 2019, September 6, 2019 and October 3, 2019 (File Nos. 001-34785); and

•	The description of our securities contained in our Registration Statement on Form 8-A filed on March 21, 2016 (File No. 001-34785) pursuant to Section 12(g) of the Exchange Act, and any amendment or report filed with the SEC for purposes of updating such description.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting XpresSpa Group, Inc., 254 West 31st Street, 11th Floor, New York, NY 10001 Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (212) 838-3777.

XpresSpa, Inc.

17,302,951 Shares of Common Stock

PROSPECTUS

December 12, 2019